                        Registration Statement File Nos. 333-36753 and 333-66412
                                                Filed Pursuant to Rule 424(b)(5)

PROSPECTUS SUPPLEMENT
(To Prospectus dated October 3, 1997)

                                  $840,000,000
                              Weyerhaeuser Company
                               6% NOTES DUE 2006

                               ----------------

                  Interest payable on February 1 and August 1

                               ----------------

The notes will mature on August 1, 2006. Weyerhaeuser Company may redeem the notes, in whole at any time or from time to time in part, at the redemption prices described in this prospectus supplement. The notes will not be subject to any sinking fund provision.

                               ----------------

                   PRICE 99.830% AND ACCRUED INTEREST, IF ANY

                               ----------------

                                                      Underwriting
                                           Price to   Discounts and Proceeds to
                                            Public     Commissions  Weyerhaeuser
                                           --------   ------------- ------------
Per Note ...............................    99.830%       .600%        99.230%
Total .................................. $838,572,000  $5,040,000   $833,532,000

                               ----------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the notes to purchasers on or about August 3, 2001.

                               ----------------

                          Joint Book-Running Managers

MORGAN STANLEY                                                          JPMorgan

                               ----------------

DEUTSCHE BANC ALEX. BROWN

                                              TOKYO-MITSUBISHI INTERNATIONAL PLC

July 31, 2001

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                           Page
                                                                           ----
Forward-Looking Statements................................................  S-2
Recent Developments.......................................................  S-3
Use of Proceeds...........................................................  S-7
Ratios of Earnings to Fixed Charges and Earnings to Fixed Charges and
 Preferred and Preference Share Dividends.................................  S-7
Description of Notes......................................................  S-8
Underwriters.............................................................. S-10
Legal Matters............................................................. S-12
Experts................................................................... S-12

                                  Prospectus

Available Information.....................................................    2
Incorporation of Certain Documents by Reference...........................    2
The Company...............................................................    3
Use of Proceeds...........................................................    3
Ratios of Earnings to Fixed Charges and Earnings to Fixed Charges and
 Preferred and Preference Share Dividends.................................    3
Description of Debt Securities............................................    4
Description of Preferred Shares...........................................   11
Description of Preference Shares..........................................   13
Plan of Distribution......................................................   15
Legal Opinions............................................................   16
Experts...................................................................   16

                          FORWARD-LOOKING STATEMENTS

  This prospectus supplement, the accompanying prospectus and the documents incorporated or deemed to be incorporated by reference in the prospectus contain statements concerning our future results and performance and other matters that are "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are subject to a number of risks and uncertainties and should not be relied upon as predictions of future events. Some of these forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "pro forma," "estimates" or "anticipates" or the negative or other variations of those terms or comparable terminology, or by discussions of strategy, plans or intentions. In particular, some of these forward-looking statements deal with matters such as anticipated synergies, cost savings, cash flow, earnings, earnings per share and shareholder value if our proposed acquisition of Willamette Industries, Inc. is consummated and with the anticipated effect of that acquisition, if consummated, on our results of operations, financial condition and prospects. The accuracy of these forward-looking statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to:

  .  the effect of general economic conditions;

  . market demand for our products, which may be tied to the relative strength of various U.S. business segments;

  .  performance of our manufacturing operations;

  .  the types of logs harvested in our logging operations;

  .  the level of competition from foreign producers;

  . the effect of forestry, land use, environmental and other governmental regulations;

  .  the risk of losses from fires, floods and other natural disasters; and

  . our ability to successfully integrate and manage any businesses or companies we acquire and to realize anticipated cost savings and synergies, if any, from those acquisitions, and the ability of any businesses or companies we acquire to perform in accordance with our expectations.

  We are also a large exporter and operate in a number of countries and we are affected by changes in economic activity in Canada, Europe and Asia, particularly Japan, and by changes in currency exchange rates, particularly the relative value of the U.S. dollar to the Canadian dollar, the Euro, the Japanese yen, plus restrictions on international trade. These and other factors that could cause or contribute to actual results differing materially from these forward-looking statements are discussed in greater detail elsewhere in this prospectus supplement and in the documents incorporated by reference in the accompanying prospectus.

                              RECENT DEVELOPMENTS

Results of Operations for the 13 Weeks Ended July 1, 2001

  On July 24, 2001, we issued a press release reporting our results of operations for the 13-week period ended July 1, 2001. We reported net earnings of $171 million, or $0.78 per share, on net sales of $3.9 billion for this period. This compares with net earnings of $203 million, or $0.89 per share, on net sales of $4.2 billion for the 13-week period ended June 25, 2000. In this discussion, we sometimes refer to the 13-week period ended July 1, 2001 as the "second quarter" of 2001 and the 13-week period ended June 25, 2000 as the "second quarter" of 2000.

  Net earnings for the second quarter of 2001 include a gain of $0.07 per share for a one-time reduction in deferred taxes due to a lower Canadian corporate tax rate and $0.03 per share charge for costs associated with the transition by Westwood Shipping Line, which is one of our subsidiaries, to a new charter fleet. Net earnings for the second quarter of 2000 include an after-tax charge of $0.36 per share to cover estimated costs of a nationwide class action settlement and claims related to hardboard siding. For further information regarding this class action, please see our Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and our Quarterly Report on Form 10-Q for the 13-week period ended April 1, 2001, copies of which may be obtained as described under "Available Information" in the accompanying prospectus.

  For the 26-week period ended July 1, 2001, net earnings before non-recurring items were $295 million, or $1.35 per share. This compares with $529 million, or $2.29 per share, for the 26-week period ended June 25, 2000.

  Results for the second quarter of 2001 by segment were:

  . Timberlands--Operating earnings were $129 million for the second quarter of 2001 compared with $160 million for the second quarter of 2000. The domestic log market improved early in the second quarter of 2001 due to stronger lumber prices, but weakened as the quarter ended. Export markets softened throughout the second quarter of 2001 with no signs of improvement. We expect third quarter 2001 harvest levels to be seasonally lower with further reductions possible due to dry conditions in the western United States.

  . Wood Products--Operating earnings were $110 million for the second quarter of 2001 compared with $124 million for the second quarter of 2000. Markets rebounded during the second quarter of 2001 with stronger prices for most products. Overall demand for wood products was strong during the second quarter of 2001 due to higher housing starts, a trend that we expect to continue through the third quarter of 2001. As the second quarter of 2001 ended, prices were weakening. Uncertainty around lumber supply is expected to result in continued pricing volatility.

  . Pulp, Paper and Packaging--Operating earnings were $95 million for the second quarter of 2001 compared with $237 million for the second quarter of 2000. The segment performed well despite challenging market conditions and production curtailments. During the second quarter of 2001, prices for paper-grade market pulp dropped significantly, and fine paper prices began to weaken. We estimate that production for the second quarter of 2001 was reduced by approximately 410,000 tons as a result of market, maintenance and strike-related downtime in our pulp, paper and packaging operations. Market conditions are expected to remain difficult given the strong U.S. dollar and weak global economic conditions.

  . Real estate and related assets--Operating earnings were $62 million for the second quarter of 2001. This compares with $80 million for the second quarter of 2000, which included a gain of $21 million on the sale of assets within a real estate joint venture. Given the strong six-month backlog of existing orders and favorable mortgage rates, we expect the real estate business to continue to perform well in the third quarter of 2001.

  The press release included the following consolidated financial data with respect to Weyerhaeuser Company:

                                                                       Percent
                                       13 Weeks Ended 13 Weeks Ended Increase or
                                        July 1, 2001  June 25, 2000   (Decrease)
                                       -------------- -------------- -----------
                                           (In millions, except
                                                percentages
                                            and per share data)
Per share:
 Basic and diluted earnings before
  nonrecurring items.................      $ 0.74         $ 1.25         (41)%
 Less: nonrecurring items/(1)/.......        0.04          (0.36)        N/M
                                           ------         ------
 Basic and diluted net earnings......      $ 0.78         $ 0.89         (12)
                                           ======         ======
Net sales............................      $3,852         $4,189          (8)
                                           ======         ======
Earnings before income taxes and
 nonrecurring items..................      $  258         $  447         (42)
Less: income taxes...................         (96)          (162)        (41)
                                           ------         ------
Earnings before nonrecurring items...         162            285         (43)
Less (plus): nonrecurring items/(1)/.           9            (82)        N/M
                                           ------         ------
Net earnings.........................      $  171         $  203         (16)
                                           ======         ======
Weighted average common and
 exchangeable shares outstanding.....         220            228
                                                                       Percent
                                       26 Weeks Ended 26 Weeks Ended Increase or
                                        July 1, 2001  June 25, 2000   (Decrease)
                                       -------------- -------------- -----------
                                           (In millions, except
                                                percentages
                                            and per share data)
Per share:
 Basic and diluted earnings before
  nonrecurring items.................      $ 1.35         $ 2.29         (41)%
 Less: nonrecurring items/(1)/.......       (0.08)         (0.36)        (78)
                                           ------         ------
 Basic and diluted net earnings......      $ 1.27         $ 1.93         (34)
                                           ======         ======
Net sales............................      $7,405         $8,114          (9)
                                           ======         ======
Earnings before income taxes and
 nonrecurring items..................      $  469         $  834         (44)
Less: income taxes...................        (174)          (305)        (43)
                                           ------         ------
Earnings before nonrecurring items...         295            529         (44)
Less (plus): nonrecurring items/(1)/.         (17)           (82)        (79)
                                           ------         ------
Net earnings.........................      $  278         $  447         (38)
                                           ======         ======
Weighted average common and
 exchangeable shares outstanding.....         219            231

                                                  (footnotes on following page)

--------
/(1)/Nonrecurring charges for 2001 include after-tax charges of $26 million
     ($0.12 per share) incurred in the first quarter for one-time costs associated with information systems outsourcing and $6 million ($0.03 per share) incurred in the second quarter for costs associated with Westwood Shipping Line's transition to a new charter fleet. Also included in 2001 is a $15 million ($0.07 per share) benefit reflecting a one-time reduction in deferred taxes due to a lower Canadian corporate tax rate that was enacted during the second quarter. The nonrecurring item for 2000 was an $82 million ($0.36 per share) charge taken to cover the estimated costs of a nationwide class action settlement and claims related to hardboard siding.

N/M = not meaningful.

Proposed Business Combination Transaction Between Weyerhaeuser Company and Willamette Industries, Inc.

  Following several attempts by us to negotiate a business combination transaction with Willamette Industries, Inc., on November 29, 2000, Company Holdings, Inc., our wholly-owned subsidiary, which we refer to as "CHI," commenced a tender offer for all of the outstanding shares of common stock of Willamette at a price of $48.00 per share. On May 7, 2001, we announced that we were increasing the tender offer price to $50.00 per share. The tender offer was originally scheduled to expire on January 4, 2001. We have extended the tender offer a number of times, and the tender offer currently is scheduled to expire on August 15, 2001, unless further extended by us.

  The purpose of the tender offer is for us to acquire control of, and ultimately the entire equity interest in, Willamette. The tender offer, as the first step in the proposed acquisition of Willamette, is intended to facilitate the acquisition of all of Willamette's outstanding shares. If the tender offer is consummated, we currently intend, promptly afterwards, to seek to have Willamette consummate a second-step merger or similar business combination with CHI or another subsidiary of ours, pursuant to which each then outstanding Willamette share, other than those held by us and our subsidiaries, will be converted into the right to receive an amount in cash equal to the highest price per share paid by us in the tender offer.

  The tender offer is subject to the fulfillment of specified conditions. Those conditions include, among others:

  (1) there being validly tendered and not withdrawn prior to the expiration of the tender offer a number of Willamette shares that would represent at least a majority of all outstanding Willamette shares on a fully diluted basis,

  (2) the waiver or inapplicability of various Willamette defensive measures, including the redemption of the rights issued under Willamette's shareholder rights plan, the absence or inapplicability of restrictions under Oregon law and Willamette's charter documents on merging Willamette with us, and full voting rights being granted to any Willamette shares purchased by CHI under both Oregon law and Willamette's charter documents, and

  (3) the receipt of various approvals from governmental regulatory agencies.

On December 14, 2000, we received early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act in respect of the proposed combination.

  We cannot assure you that the conditions to the tender offer will be satisfied or waived or that the proposed combination will be consummated on the terms contemplated, or at all. In the event that any of the conditions to the tender offer is not satisfied by the time the tender offer expires on August 15, 2001, we could choose to waive the applicable condition or extend or withdraw the tender offer. As a result, we cannot assure you that the tender offer will be consummated by the currently scheduled expiration date or at all, that we will not further extend the expiration date of the tender offer or that the price per share we are offering pursuant to the tender offer will not be further increased.

  On December 12, 2000, Willamette formally rejected the tender offer and recommended that its shareholders not tender shares. On December 21, 2000, we announced that we were nominating candidates for election to Willamette's board of directors at the 2001 annual meeting of Willamette shareholders. On June 7, 2001 Willamette held its 2001 annual meeting at which time we believe that its board of directors was restructured to consist of a total of nine directors, divided into three classes of three directors each. We believe that Willamette's directors serve staggered terms of three years each, with one class standing for election each year.

  The votes cast at Willamette's 2001 annual meeting were tabulated by independent inspectors of the election. On July 16, 2001, these independent inspectors certified that the Willamette shareholders had elected our three nominees to the Willamette board of directors. As a result, our nominees will constitute three of the nine directors on Willamette's board.

  Assuming that Willamette continues to refuse to negotiate a definitive merger agreement with us, we currently intend to nominate directors for election at Willamette's 2002 annual meeting. Based upon our understanding of the size and structure of Willamette's board of directors and assuming no further changes in that size and structure, we believe that we would be entitled to nominate three additional directors for election at that meeting. However, our current plan to nominate additional directors for election to Willamette's board is subject to many uncertainties and we cannot predict the actions we may take with respect to this matter or its eventual outcome.

  In connection with the proposed business combination transaction with Willamette, we have obtained a commitment letter from Morgan Stanley Senior Funding, Inc. and The Chase Manhattan Bank, both of which are affiliates of underwriters of this offering and to which we collectively refer as the "Lead Lenders," to provide $5.7 billion of senior bank financing to fund the acquisition. We refer to this proposed senior bank financing as the "Proposed Credit Facilities." The Proposed Credit Facilities are currently expected to be comprised of

  (1) a 364-day revolving credit facility in the aggregate amount of $1.21 billion, which we may, at our option, renew for an additional 12 months provided no default has occurred,

  (2) a five-year revolving credit facility in the aggregate amount of $2.06 billion, and

  (3) a bridge revolving credit facility in the aggregate amount of $2.43 billion, which will mature either 18 or 24 months after the closing date of the Proposed Credit Facilities depending on our long-term unsecured debt rating.

The closing of the Proposed Credit Facilities is subject to conditions, including the execution of a credit agreement and other definitive documentation, and individual borrowings will be subject to customary conditions. Among other things, we expect that the Proposed Credit Facilities will also contain representations and warranties, financial and other covenants, mandatory prepayment provisions and events of default.

  We estimate that the total amount of funds required to purchase the outstanding Willamette shares pursuant to the current terms of the tender offer and to pay estimated fees and expenses related to the tender offer will be approximately $5.7 billion, substantially all of which is expected to be financed through borrowings under the Proposed Credit Facilities. We cannot assure you that the total amount required to complete the proposed acquisition, if consummated, and pay related fees and expenses will not exceed $5.7 billion, perhaps substantially, particularly if we were to further increase the price that we will pay for each Willamette share in the tender offer. In that regard, we have publicly stated that we are willing to increase our offer above $50 per share if Willamette will promptly negotiate a definitive merger agreement with us and demonstrate additional value. In addition, we expect that, if the combination is consummated, we will assume approximately $1.7 billion of Willamette's outstanding indebtedness. We expect that we will seek to obtain alternative financing if the conditions to closing and borrowing under the Proposed Credit Facilities are not satisfied, but currently we have no alternative financing plans in place. We cannot assure you that we will enter into the Proposed Credit Facilities on the terms currently contemplated, or at all, or that alternative financing would be available if we do not enter into the Proposed Credit Facilities. Likewise, although we believe that the Lead Lenders may, in certain circumstances, provide additional financing if the total amount required for the acquisition exceeds the amount currently contemplated, there can be no assurance that we will be able to obtain any additional financing.

Possible Reduction in Credit Rating on Our Debt Securities

  Credit rating agencies may from time to time change their ratings on our debt securities, including the notes offered by this prospectus supplement, as a result of our operating results or actions we take or as a result of a change in the views of the credit rating agencies regarding, among other things, the general outlook for our industry or the economy. In particular, a significant increase in the level of our outstanding indebtedness, whether as a result of the proposed Willamette transaction or otherwise, may result in a decrease in the credit rating on our debt securities. On November 13, 2000, Moody's Investors Services announced that it had placed its rating on our senior unsecured debt, which would include the notes offered by this prospectus supplement, under review for a possible downgrade as a result of our proposed acquisition of Willamette. On June 7, 2001, Standard & Poor's indicated that, if the Willamette transaction is completed as currently structured, Standard & Poor's will lower its rating on our long-term senior debt, which would include the notes offered by this prospectus supplement, to "BBB+" from "A-" and that the outlook for its rating on our long-term debt will be negative. In addition, we are not able to predict the effect of the Willamette acquisition, if consummated, on our financial condition or results of operations, including cash flows, earnings or earnings per share. There can be no assurance that Standard & Poor's and Moody's will not reduce their ratings of our debt securities or that other ratings agencies will not reduce their ratings of our debt securities or place those debt securities on a so-called "watch list" for possible future downgrading. Any of these events will likely increase our costs of debt and other financing and have an adverse effect on the market price of the notes offered by this prospectus supplement. The credit ratings accorded to our debt securities are not recommendations to purchase, hold or sell the debt securities inasmuch as those ratings do not comment as to the market price or suitability for particular investors.

                                USE OF PROCEEDS

  We expect that the net proceeds received by us from the sale of the notes in this offering will be approximately $833,332,000. We intend to use the net proceeds for general corporate purposes, which may include reduction of our short-term debt or commercial paper currently classified as long-term debt, working capital, capital expenditures and acquisitions. Pending application for those purposes, we intend to invest the net proceeds in marketable securities.

       RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO FIXED CHARGES
                 AND PREFERRED AND PREFERENCE SHARE DIVIDENDS

  The following table sets forth the ratios of earnings to fixed charges and the ratios of earnings to fixed charges and preferred and preference share dividends for Weyerhaeuser Company and its consolidated subsidiaries for the periods indicated.

                                 Thirteen Weeks            Fiscal Year
                               ------------------ -----------------------------
                               April 1, March 26,
                                 2001     2000    2000  1999  1998  1997  1996
                               -------- --------- ----- ----- ----- ----- -----
Ratio of earnings to fixed
 charges/(1)/.................  3.22x     4.01x   3.58x 3.45x 2.20x 2.29x 2.59x
Ratio of earnings to fixed
 charges and preferred and
 preference share
 dividends/(1)/...............  3.22x     4.01x   3.58x 3.45x 2.20x 2.29x 2.59x

--------
(1) For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of earnings before income taxes, extraordinary items, undistributed earnings of equity investments and fixed charges. For the purpose of calculating the ratio of earnings to fixed charges and preferred and preference share dividends, earnings consist of earnings before income taxes, extraordinary items, undistributed earnings of equity investments, fixed charges and preferred and preference share dividends. Fixed charges consist of interest on indebtedness, amortization of debt expense and one-third of rents, which is deemed representative of an interest factor. The ratio of earnings to fixed charges is the same as the ratio of earnings to fixed charges and preferred and preference share dividends for all periods shown because we did not have any preferred or preference shares outstanding in any of the applicable periods.

  The ratios of earnings to fixed charges and the ratios of earnings to fixed charges and preferred and preference share dividends of Weyerhaeuser Company with its Weyerhaeuser Real Estate Company and Weyerhaeuser Financial Services, Inc. subsidiaries accounted for on the equity method but excluding the undistributed earnings of those subsidiaries were 2.19x and 4.25x for the thirteen weeks ended April 1, 2001 and March 26, 2000, respectively, and 3.58x, 3.78x, 2.72x, 2.91x and 3.26x for the fiscal years ended December 31, 2000, December 26, 1999, December 27, 1998, December 28, 1997 and December 29, 1996, respectively.

                             DESCRIPTION OF NOTES

  The notes will be issued under an indenture dated as of April 1, 1986, as amended and supplemented by a first supplemental indenture dated as of February 15, 1991 and a second supplemental indenture dated as of February 1, 1993, between us and The Chase Manhattan Bank (formerly known as Chemical
Bank), as trustee. We refer to the indenture, as so amended and supplemented, as the "Indenture." The following summary of selected provisions of the Indenture and the notes is not complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture and the notes. The form of Indenture has been filed, and the form of certificate evidencing the notes will be filed, with the Securities and Exchange Commission and you may obtain copies as described under "Available Information" in the accompanying prospectus.

  The notes offered by this prospectus supplement are a series of "Debt Securities" as defined and described in the accompanying prospectus. The following description of the particular terms of the notes and the Indenture supplements, and to the extent inconsistent, replaces the description of the general terms and provisions of the Debt Securities and the Indenture contained in the accompanying prospectus. Capitalized terms used in the following description of the notes and not defined have the meanings specified in the accompanying prospectus or, if not defined in that prospectus, those terms have the meanings specified in the Indenture.

General

  The notes constitute a separate series of Debt Securities under the Indenture, initially limited to $840 million in aggregate principal amount. Under the Indenture we may, without the consent of the holders of the notes, "reopen" the series and issue additional notes from time to time in the future. The notes offered by this prospectus supplement and any additional notes we may issue in the future will constitute a single series of Debt Securities under the Indenture.

  The notes are unsecured and unsubordinated obligations of Weyerhaeuser Company. The notes are not obligations of or guaranteed by any of our subsidiaries.

  The notes will mature on August 1, 2006. Interest on the notes will accrue from August 3, 2001 at the rate of 6% per annum, payable semi-annually in arrears on February 1 and August 1 of each year, commencing February 1, 2002, to the persons in whose names the notes are registered at the close of business on the January 15 or July 15, as the case may be, next preceding those interest payment dates. Interest on the notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

  The notes will be issued in fully registered form without coupons in denominations of $1,000 and integral multiples of $1,000. The notes will be issued in book-entry form and will be evidenced by one or more global certificates, which we sometimes refer to as "global notes," registered in the name of Cede & Co., as nominee for The Depository Trust Company. Purchasers of the notes will not be entitled to receive definitive certificates registered in their names except in the limited circumstances described in the accompanying prospectus. See "Description of Debt Securities--Global Securities" in the accompanying prospectus for a summary of selected provisions applicable to the depository arrangements.

  In the event that definitive certificated notes are issued in exchange for interests in the global notes, the certificated notes may be presented for payment and surrendered for registration of transfer and exchange at our agency maintained for that purpose in the Borough of Manhattan, The City of New York, currently the office of the trustee located at 55 Water Street, 2nd Floor, Room 234, New York, New York 10041.

  The notes will not be entitled to the benefit of any sinking fund and will not be subject to repurchase by us at the option of the holders prior to maturity. Except to the limited extent described in the accompanying prospectus under "Description of Debt Securities--Consolidation, Merger, Conveyance or Transfer," the Indenture does not contain any provisions which are intended to protect holders of notes in the event of a highly-leveraged or similar transaction affecting us. The Indenture does not limit the incurrence of debt by us or any of our subsidiaries.

Optional Redemption

  The notes will be redeemable, in whole or from time to time in part, at our option on any date at a redemption price equal to the greater of:

  (1)  100% of the principal amount of the notes to be redeemed, and

  (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the applicable redemption date) discounted to that redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, plus, in the case of both clause (1) and clause (2) above, accrued and unpaid interest on the principal amount of the notes being redeemed to that redemption date. Notwithstanding the foregoing, payments of interest on the notes that are due and payable on or prior to a date fixed for redemption of notes will be payable to the holders of those notes registered as such at the close of businesses on the relevant record dates according to their terms and the terms and provisions of the Indenture.

  "Treasury Rate" means, with respect to any redemption date for the notes,

  (1) the yield, under the heading that represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15 (519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Final Maturity Date for the notes, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month), or

  (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

The Treasury Rate shall be calculated on the third Business Day preceding the applicable redemption date. As used in the immediately preceding sentence and in the definition of "Reference Treasury Dealer Quotations" below, the term "Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in The City of New York are authorized or obligated by law, regulation or executive order to close.

  "Comparable Treasury Issue" means, with respect to any redemption date for the notes, the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes to be redeemed.

  "Comparable Treasury Price" means, with respect to any redemption date for the notes, (1) the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such

Reference Treasury Dealer Quotations, or (2) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

  "Final Maturity Date" means August 1, 2006.

  "Independent Investment Banker" means, with respect to any redemption date for the notes, Morgan Stanley & Co. Incorporated and its successors or J.P. Morgan Securities Inc. and its successors, whichever shall be selected by the trustee after consultation with us, or, if both such firms or the respective successors, if any, to such firms, as the case may be, are unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the trustee after consultation with us.

  "Reference Treasury Dealer" means, with respect to any redemption date for the notes, Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc. and their respective successors (provided, however, that if any such firm or any such successor, as the case may be, shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the trustee, after consultation with us, shall substitute therefor another Primary Treasury Dealer), and two other Primary Treasury Dealers selected by the trustee after consultation with us.

  "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date for the notes, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by that Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding that redemption date.

  Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed at the holder's registered address. If less than all the notes are to be redeemed at our option, the trustee will select, in a manner it deems fair and appropriate, the notes, or portions of the notes, to be redeemed.

  Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions of notes called for redemption on that redemption date.

                                 UNDERWRITERS

  Under the terms and subject to the conditions set forth in the underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc. are acting as joint book-running managers, have severally agreed to purchase, and we have agreed to sell to them, severally, the principal amounts of the notes set forth below:

                                                                    Principal
       Name                                                           Amount
       ----                                                        ------------
       Morgan Stanley & Co. Incorporated.......................... $357,000,000
       J.P. Morgan Securities Inc.................................  357,000,000
       Deutsche Banc Alex. Brown Inc..............................   63,000,000
       Tokyo-Mitsubishi International plc.........................   63,000,000
                                                                   ------------
         Total.................................................... $840,000,000
                                                                   ============

  The underwriters are offering the notes subject to their acceptance of the notes from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the notes are subject to, among other things, the approval of legal matters by their counsel and other conditions. The underwriters are obligated to take and pay for all the notes if any are taken.

  The underwriters initially propose to offer some of the notes directly to the public at the public offering price shown on the cover page of this prospectus supplement and some of the notes to certain dealers at that price less a concession not in excess of .350% of the principal amount of the notes. The underwriters may allow, and those dealers may reallow, a concession not in excess of .250% of the principal amount of the notes on sales to other underwriters or certain dealers. After the initial offering of the notes, the offering price and other selling terms may from time to time be varied by the underwriters.

  The following table shows the underwriting discounts and commissions that we will pay to the underwriters in connection with this offering, expressed as a percentage of the principal amount of the notes:

                                                  Paid by
                                                Weyerhaeuser
                                                ------------
           Per note............................     .600%

We estimate that the expenses of this offering payable by us, excluding underwriting discounts and commissions, will be approximately $200,000.

  We do not intend to apply for listing of the notes on a national securities exchange or any automated quotation system. However, we have been advised by the underwriters that they presently intend to make a market in the notes, as permitted by applicable laws and regulations. The underwriters are not obligated, however, to make a market in the notes and any market making may be discontinued at any time at the sole discretion of the underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading market for, the notes.

  In order to facilitate the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the notes for their own account. In addition, to cover over-allotments or to stabilize the price of the notes, the underwriters may bid for, and purchase, notes in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing notes in this offering if the syndicate repurchases previously distributed notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

  We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933.

  J.P. Morgan Securities Inc. ("JPMorgan") will make the notes available for distribution on the Internet through a proprietary web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between JPMorgan and its customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from JPMorgan based on transactions JPMorgan conducts through the system. JPMorgan will make the notes available to its customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

  Tokyo-Mitsubishi International plc is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of notes in the United States, it may do so only through one or more U.S. registered broker-dealers as permitted by NASD regulations.

  In the ordinary course of business, the underwriters and their affiliates have provided and may in the future continue to provide investment banking, commercial banking and other financial services to us and our subsidiaries for which they have received and will receive compensation. In that regard, Morgan Stanley & Co. Incorporated is acting as our financial advisor in connection with the proposed acquisition of Willamette, affiliates of Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc. have entered into a commitment letter to provide senior bank financing to fund the proposed acquisition of Willamette, and an affiliate of Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc. will act as arrangers in connection with that bank financing. In addition, The Chase Manhattan Bank, an affiliate of J.P. Morgan Securities Inc., is trustee under the Indenture pursuant to which the notes will be issued. See "Recent Developments" and "Description of Notes." Affiliates of the underwriters are also lenders and, in certain cases, agents or arrangers under our existing bank credit facilities.

  As noted under "Use of Proceeds," we may use the net proceeds from this offering to repay indebtedness. To the extent that we repay indebtedness owed to affiliates of the underwriters, this may result in more than 10% of the net offering proceeds being paid to those affiliates. As a result, this offering will be made in accordance with NASD Conduct Rule 2710(c)(8).

                                 LEGAL MATTERS

  The validity of the notes will be passed upon for us by Claire S. Grace, Esq., Assistant General Counsel of Weyerhaeuser Company. Sidley Austin Brown & Wood llp, San Francisco, California will act as counsel for the underwriters.

                                    EXPERTS

  The consolidated balance sheets of Weyerhaeuser Company for the fiscal years ended December 31, 2000 and December 26, 1999 and the related consolidated statements of earnings, cash flows and shareholders' interest and financial statement schedule II--valuation and qualifying accounts of Weyerhaeuser Company for the fiscal years ended December 31, 2000, December 26, 1999 and December 27, 1998 incorporated by reference in the accompanying prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated therein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

PROSPECTUS

                             Weyerhaeuser Company
                                Debt Securities
                               Preferred Shares
                               Preference Shares

                               ----------------

  Weyerhaeuser Company (the "Company") may offer from time to time its (i) debt securities (the "Debt Securities"), (ii) preferred shares and (iii) preference shares, at an aggregate initial offering price not to exceed the equivalent of $1,000,000,000, on terms to be determined at the time of sale. The Debt Securities, preferred shares and preference shares are herein collectively referred to as the "Securities." As used herein, Debt Securities shall include Debt Securities denominated in U.S. dollars or, at the option of the Company if so specified in the accompanying Prospectus Supplement (the "Prospectus Supplement"), in any other currency, including composite currencies such as the European Currency Unit. If this Prospectus is being delivered in connection with a sale of Debt Securities, the specific designation, aggregate principal amount, maturity, rate and time of payment of any interest, purchase price, any terms for mandatory or optional redemption (including any sinking fund), any modification of the covenants and any other specific terms in connection with the sale of the Debt Securities in respect of which this Prospectus is being delivered (the "Offered Debt Securities"), are set forth in the accompanying Prospectus Supplement. If this Prospectus is being delivered in connection with a sale of preferred shares or preference shares, the specific designation, number of shares, purchase price and rights, preference and privileges thereof and any qualifications or restrictions thereon (including dividends, liquidation value, voting rights, terms of conversion or exchange (if any), terms for mandatory or optional redemption (if any) and any other specific terms of the preferred shares or the preference shares in respect of which this Prospectus is being delivered (the "Offered Shares"), are set forth in the accompanying Prospectus Supplement. The Offered Debt Securities and the Offered Shares are herein collectively referred to as the "Offered Securities." The Prospectus Supplement also contains information about any listing of the Offered Securities on a securities exchange.

                               ----------------

 THESE  SECURITIES HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY THE  SECURITIES
   AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES COMMISSION  NOR HAS THE
     COMMISSION  OR  ANY  STATE  SECURITIES COMMISSION  PASSED  UPON  THE
       ACCURACY OR ADEQUACY  OF THIS PROSPECTUS.  ANY REPRESENTATION TO
         THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

  The Securities may be offered directly, through agents designated from time to time, through dealers or through underwriters. Such underwriters may include Morgan Stanley & Co. Incorporated and/or Goldman, Sachs & Co. and/or other underwriters, acting alone or with other underwriters. See "Plan of Distribution." Any such agents, dealers or underwriters are set forth in the Prospectus Supplement. If an agent of the Company or a dealer or underwriter is involved in the offering of the Offered Securities, the agent's commission, dealer's purchase price, underwriter's discount and net proceeds to the Company will be set forth in, or may be calculated from, the Prospectus Supplement. Any underwriters, dealers or agents participating in the offering may be deemed "underwriters" within the meaning of the Securities Act of 1933.

                               ----------------

October 3, 1997

  No dealer, salesman or other person has been authorized to give any information or to make any representation not contained or incorporated by reference in this Prospectus or any Prospectus Supplement, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or by any underwriter, dealer or agent. This Prospectus and any Prospectus Supplement shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus and any Prospectus Supplement nor any sale made thereunder shall, under any circumstances, create any implication that the information therein is correct as of any time subsequent to the date thereof.

                               ---------------

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C.; Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois; and 7 World Trade Center, New York, New York. Copies of such information can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Certain of such reports, proxy statements and other information are also available from the Commission over the Internet at http://www.sec.gov. Reports, proxy statements and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York, at the office of the Midwest Stock Exchange, 440 South LaSalle Street, Chicago, Illinois, and at the office of the Pacific Stock Exchange, 301 Pine Street, San Francisco, California or 618 South Spring Street, Los Angeles, California. This Prospectus does not contain all information set forth in the Registration Statement and the exhibits thereto which the Company has filed with the Commission under the Securities Act of 1933, as amended, and to which reference is hereby made.

                               ---------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed with the Commission by the Company pursuant to
Section 13 or 15(d) of the 1934 Act are incorporated by reference in this
Prospectus: (a) Annual Report on Form 10-K for the fiscal year ended
December 29, 1996; (b) Quarterly Reports on Form 10-Q for the fiscal quarters ended March 28, 1997 and June 29, 1997; and (c) Current Reports on Form 8-K dated January 2, 1997, February 24, 1997, April 15, 1997, May 23, 1997, June 19, 1997, July 1, 1997, July 9, 1997, July 11, 1997, July 17, 1997 and
September 4, 1997.

  All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

  The Company will provide without charge upon written or oral request, to each person to whom a copy of this Prospectus is delivered, a copy of the material described above (not including exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Weyerhaeuser Company, Tacoma, Washington 98477,
Attention: Richard J. Taggart, Director of Investor Relations, telephone
(206) 924-2058.

                               ---------------

  CERTAIN PERSONS PARTICIPATING IN THE OFFERING OF THE SECURITIES MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OR OTHER SECURITIES OF THE COMPANY. SPECIFICALLY, THE AGENTS SPECIFIED IN THE RELEVANT PROSPECTUS SUPPLEMENT MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, THE SECURITIES OR IN THE OPEN MARKET, FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION" IN THIS PROSPECTUS AND "PLAN OF DISTRIBUTION" OR "UNDERWRITING" IN THE RELEVANT PROSPECTUS SUPPLEMENT.

                                  THE COMPANY

  Weyerhaeuser Company was incorporated in the state of Washington in January 1900, as Weyerhaeuser Timber Company. It is principally engaged in the growing and harvesting of timber and the manufacture, distribution and sale of forest products and real estate and financial services. Its principal business segments include timberlands and wood products, and pulp, paper and packaging.

                                USE OF PROCEEDS

  Unless otherwise specified in the applicable Prospectus Supplement, the net proceeds to be received by the Company from the sale of the Securities offered hereby will be added to the Company's general funds and will be used for general corporate purposes, including working capital, capital expenditures, reduction of the Company's short-term debt or commercial paper presently classified as long-term debt and acquisitions. Pending such application, the net proceeds may be invested in marketable securities.

     RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO FIXED CHARGES AND
                   PREFERRED AND PREFERENCE SHARE DIVIDENDS

  The following table sets forth the ratios of earnings to fixed charges and earnings to fixed charges and preferred and preference share dividends for the Company for the periods indicated.

                                     Twenty-six Weeks
                                     -----------------
                                                                 Year
                                     June 29, June 30, ------------------------
                                       1997     1996   1996 1995 1994 1993 1992
                                     -------- -------- ---- ---- ---- ---- ----
Ratio of Earnings to Fixed
 Charges(1).........................   1.88     2.66   2.59 3.81 3.11 2.89 2.27
Ratio of Earnings to Fixed Charges
 and preferred and preference share
 dividends(1).......................   1.88     2.66   2.59 3.81 3.11 2.89 2.27

--------
(1) For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of earnings before income taxes, extraordinary item and fixed charges. For the purpose of calculating the ratio of earnings to fixed charges and preferred and preference share dividends, earnings consist of earnings before income taxes, extraordinary item, fixed charges and preferred and preference share dividends. Fixed charges consist of interest on indebtedness, amortization of debt expense and one-third of rents which is deemed representative of an interest factor. This ratio excludes the interest paid on deposit accounts by Republic Federal Savings and Loan Association, a subsidiary of the Company acquired in 1985 and dissolved in 1992. If such interest is included for the fiscal year ended December 27, 1992, the ratio would be 2.25. The ratio of Weyerhaeuser Company with its Weyerhaeuser Real Estate Company and Weyerhaeuser Financial Services, Inc. subsidiaries accounted for on the equity method but excluding the undistributed earnings of those subsidiaries is 1.95 and
    3.45 for the twenty-six weeks ended June 29, 1997 and June 30, 1996, respectively, and 3.26, 6.21, 4.43, 4.02 and 3.32 for the fiscal years ended December 29, 1996, December 31, 1995, December 25, 1994, December 26, 1993 and December 27, 1992, respectively.

                        DESCRIPTION OF DEBT SECURITIES

  The Offered Debt Securities are to be issued in one or more series under an Indenture, dated as of April 1, 1986, as supplemented by the First Supplemental Indenture, dated as of February 15, 1991 and the Second Supplemental Indenture, dated as of February 1, 1993 (the "Indenture"), between the Company and The Chase Manhattan Bank (formerly Chemical Bank), as Trustee (the "Trustee"). A copy of the Indenture dated April 1, 1986 is filed as an exhibit to the registration statement of which this prospectus is a part and copies of the First Supplemental Indenture and the Second Supplemental Indenture have been filed as exhibits to the Company's Registration Statements on Form S-3 (No. 33-52982 and 33-59974). The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture. The numerical references in parentheses below are to provisions of the Indenture. Whenever a defined term is indicated, the definition thereof is contained in the Indenture.

General

  The Indenture does not limit the amount of debentures, notes or other evidences of indebtedness ranking pari passu with the Debt Securities which may be issued thereunder (such securities issued under the Indenture being herein referred to as "Debt Securities"). The Indenture provides that Debt Securities may be issued from time to time in one or more series and may be denominated and payable in foreign currencies or units based on or relating to foreign currencies, including European Currency Units ("ECUs"). The ECU is an accounting unit calculated as the weighted average of currencies of the European Community countries in which relative weights are derived based on each country's share in intra-European trade and output. Such weights are subject to periodic realignment upon the deviation of any such currency beyond its prescribed band of fluctuation. The ECU serves primarily as the accounting unit for the European Monetary System. Special United States federal income tax considerations applicable to any Debt Securities as denominated are described in the relevant Prospectus Supplement. The Debt Securities will be unsecured and will rank on a parity with any other unsecured and unsubordinated obligations of the Company.

  Reference is made to the Prospectus Supplement for the following terms of the Offered Debt Securities (to the extent such terms are applicable to such Debt Securities): (i) designation, aggregate principal amount, purchase price and denomination; (ii) currency or units based on or relating to currencies in which such Debt Securities are denominated and/or in which principal (and premium, if any) and/or any interest will or may be payable; (iii) any date of maturity; (iv) interest rate or rates (or method by which such rate will be determined), if any; (v) the dates on which any such interest will be payable;
(vi) the place or places where the principal of, premium, if any, and interest, if any, on the Offered Debt Securities will be payable; (vii) any redemption or sinking fund provisions; (viii) any applicable United States federal income tax consequences, including whether and under what circumstances the Company will pay additional amounts on Offered Debt Securities held by a person who is not a U.S. person (as defined in the Prospectus Supplement) in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether the Company will have the option to redeem such Debt Securities rather than pay such additional amounts; and (ix) any other specific terms of the Offered Debt Securities, including additional events of default or covenants provided for with respect to such Debt Securities and any terms which may be required by or advisable under United States laws or regulations.

  Debt Securities may be presented for exchange and registered Debt Securities may be presented for transfer in the manner, at the places and subject to the restrictions set forth in the Debt Securities and the Prospectus Supplement. See "Description of Debt Securities-Global Securities" below. Such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith, but subject to the limitations provided in the Indenture.

  Debt Securities may be issued under the Indenture as Original Issue Discount Securities (bearing either no interest or bearing interest at a rate which at the time of issuance is below the prevailing market rate) to be sold at a substantial discount below their stated principal amount. Any special United States federal income tax and other considerations applicable to such Original Issue Discount Securities will be described in the Prospectus Supplement relating thereto.

  Debt Securities may be issued, from time to time, with the principal amount payable on any principal payment date, or the amount of interest payable on any interest payment date, to be determined by reference to one or more currency exchange rates, commodity prices, equity indices or other factors. Holders of such Debt Securities may receive a principal amount on any principal payment date, or a payment of interest on any interest payment date, that is greater than or less than the amount of principal or interest otherwise payable on such dates, depending upon the value on such dates of the applicable currency, commodity, equity index or other factor. Information as to the methods for determining the amount of principal or interest payable on any date, the currencies, commodities, equity indices or other factors to which the amount payable on such date is linked and certain additional tax considerations will be set forth in the applicable Prospectus Supplement.

Global Securities

  The registered Debt Securities of a series may be issued in the form of one or more fully registered global Securities (a "Registered Global Security") that will be deposited with a depositary (a "Depositary") or with a nominee for a Depositary identified in the Prospectus Supplement relating to such series and registered in the name of the Depositary or a nominee thereof. In such case, one or more Registered Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding registered Debt Securities of the series to be represented by such Registered Global Security or Securities. Unless and until it is exchanged in whole for Debt Securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depositary for such Registered Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor and except in such circumstances as may be described in the applicable Prospectus Supplement.

  The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Registered Global Security will be described in the applicable Prospectus Supplement. The Company anticipates that the following provisions will apply to all depositary arrangements.

  The Depositary has advised the Company as follows: The Depositary is a limited-purpose trust company organized under the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Depositary holds securities that its Participants (as defined below) deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions through electronic computerized book-entry changes in Participants' accounts thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers (including one or more underwriters or agents of the Company), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. The rules applicable to the Depositary and its Participants are on file with the Commission.

  Ownership of beneficial interests in a Registered Global Security registered in the name of Depositary (a "Book-Entry Note") will be limited to persons that have accounts with the Depositary ("Participants") or persons that may hold interests through Participants. Upon the issue of a Book-Entry Note, the Depositary will credit, on its book-entry registration and transfer system, the Participants' accounts with the respective principal amounts of the Book-Entry Notes beneficially owned by such Participants. The accounts to be credited shall be designated by any dealers, underwriters or agents participating in the distribution of such Debt Securities.

Ownership of beneficial interests in such Registered Global Security will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Depositary (with respect to interests of Participants) and on the records of Participants (with respect to interests of persons holding through Participants).

  So long as the Depositary, or its nominee, is the registered owner of a Registered Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Book-Entry Notes represented by such Registered Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Registered Global Security will not be entitled to have the Book-Entry Notes represented by such Registered Global Securities registered in their names, will not receive or be entitled to receive physical delivery of certificated Debt Securities in exchange for Book-Entry Notes and will not be considered the owners or holders thereof under the Indenture. Accordingly, each Person owning a beneficial interest in a Registered Global Security must rely on the procedures of the Depositary and, if such Person is not a Participant, on the procedures of the Participant through which such Person owns its interest, to exercise any rights of a holder under the Indenture or a Registered Global Security. The Company understands that under existing policy of the Depositary and industry practices, in the event that the Company requests any action of holders or that an owner of a beneficial interest in such a Registered Global Security desires to give any notice or take any action (including, without limitation, any action pursuant to Section 5.7 of the Indenture) which a holder is entitled to give or take under the Indenture or a Registered Global Security, the Depositary would authorize the Participants holding the relevant beneficial interests to give such notice or take such action. Any beneficial owner that is not a Participant must rely on the contractual arrangements it has directly, or indirectly through its financial intermediary, with a Participant to give such notice or take such action.

  Payment of principal of and premium, if any, and interest on Registered Global Securities registered in the name of the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Registered Global Security representing such Book-Entry Notes. None of the Company, the Trustee or any other agent of the Company or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. The Company expects that the Depositary, upon receipt of any payment of principal and premium, if any, and interest in respect of a Registered Global Security, will immediately credit the accounts of the Participants with payment in amounts proportionate to their respective beneficial interests in such Registered Global Security as shown on the records of the Depositary. The Company also expects that payments by Participants to owners of beneficial interests in a Registered Global Security will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participants.

  If (x) the Depositary is at any time unwilling or unable to continue as Depositary or ceases to be a clearing agency registered under the Exchange Act, and a successor Depositary registered as a clearing agency under the Exchange Act is not appointed by the Company within 90 days, (y) the Company executes and delivers to the Trustee or its agent a Company Order to the effect that the Registered Global Securities of any series shall be transferable and exchangeable for definitive certificated Debt Securities of such series or (z) an Event of Default has occurred and is continuing with respect to the Debt Securities of any series, the Registered Global Securities of such series will be exchanged for definitive certificated Debt Securities of such series of like tenor and of an equal aggregate principal amount. Such definitive certificated Debt Securities shall be registered in such name or names as the Depositary shall instruct the Trustee. It is expected that such instructions may be based upon directions received by the Depositary from Participants with respect to ownership of beneficial interests in such Registered Global Securities.

Certain Restrictions

  The following restrictions apply to the Offered Debt Securities unless the Prospectus Supplement provides otherwise.

  Limitation on Liens. The Indenture states that, unless the terms of any series of Debt Securities provide otherwise, if the Company or any Subsidiary (as defined in the Indenture) issues, assumes or guarantees any indebtedness for money borrowed ("Debt") secured by a mortgage, pledge, security interest or other lien (collectively "Mortgage") on any timber or timberlands of the Company or such Subsidiary located in the states of Washington, Oregon, California, Arkansas or Oklahoma or on any principal manufacturing plant of the Company or such Subsidiary located anywhere in the United States, the Company must secure or cause such Subsidiary to secure the Debt Securities (together with, if the Company so determines, any other indebtedness of or guaranteed by the Company or such Subsidiary ranking equally with the Debt Securities and then existing or thereafter created) equally and ratably with (or prior to) such Debt, unless the aggregate amount of all such Debt, together with all Attributable Debt (as defined in the Indenture) in respect of Sale and Lease-Back Transactions (as defined below) existing at such time (other than Sale and Lease-Back Transactions permitted because the Company would be entitled to incur Debt secured by a Mortgage on the property to be leased without equally and ratably securing the Debt Securities pursuant to provisions described elsewhere under this caption "Limitation on Liens" and other than Sale and Leaseback Transactions the proceeds of which have been applied in accordance with clause (b) of the second paragraph under "-- Limitation on Sale Lease-Back Transactions" below) would not exceed 5% of the "shareholders' interest in the Company and its consolidated Subsidiaries" (as defined in the Indenture), as shown on the audited consolidated balance sheet contained in the latest annual report to shareholders of the Company. The term "principal manufacturing plant" does not include any manufacturing plant that in the opinion of the Board of Directors is not a principal manufacturing plant of the Company and its Subsidiaries. The exercise of the Board of Directors' discretion in determining which of the Company's plants are "principal manufacturing plants" could have the effect of limiting the application of the limitation on liens. The following types of transactions are not deemed to create Debt secured by a Mortgage: (a) the sale, Mortgage or other transfer of timber in connection with an arrangement under which the Company or a Subsidiary is obligated to cut some or all of such timber to provide the transferee with a specified amount of money however determined; and (b) the Mortgage of any property of the Company or any Subsidiary in favor of the United States or any state, or any department, agency or instrumentality of either, to secure any payments to the Company or any Subsidiary pursuant to any contract or statute.

  Such limitation will not apply to Mortgages (a) securing Debt of a Subsidiary to the Company or another Subsidiary; (b) created, incurred or assumed contemporaneously with, or within 90 days after, the acquisition or improvement or construction of the mortgaged property to secure or provide for the payment of any part of the purchase price of such property or the cost of such construction or improvement, provided that in the case of construction or improvement, the Mortgage does not apply to any property previously owned by the Company or any Subsidiary other than unimproved real property on which the property so constructed, or the improvement, is located; (c) existing at the time of acquisition of the mortgaged property; or (d) any extension, renewal or replacement of any Mortgage described in (b) and (c), not in excess of the principal amount of such Debt and limited to all or part of the same property secured by the Mortgage so extended, renewed or replaced. (Section 3.6)

  Limitation on Sale and Lease-Back Transactions. The Indenture states that, unless the terms of any series of Debt Securities provide otherwise, neither the Company nor any Subsidiary may lease any real property in the United States (except for temporary leases for a term of not more than three years), which property has been or is to be sold or transferred by the Company or such Subsidiary to such lessor (a "Sale and Lease-Back Transaction"). (Section 3.7)

  Such limitation will not apply to any Sale and Lease-Back Transaction if (a) the Company or such Subsidiary would be entitled to incur Debt secured by a Mortgage on the leased property without equally and ratably securing the Debt Securities as described in "Limitation on Liens" above or (b) the Company, within

90 days of the effective date of any such Sale and Lease-Back Transaction, applies an amount equal to the fair value (as determined by the Board of Directors of the Company) of the leased property to the retirement of Debt that matures at, or is extendable or renewable at the option of the obligor to, a date more than 12 months after the date of the creation of such Debt. (Section 3.7)

Events of Default

  An Event of Default will occur under the Indenture with respect to any series of Debt Securities if (a) the Company fails to pay when due any installment of interest on any of such Debt Securities and such default continues for 30 days, (b) the Company fails to pay when due all or any part of the principal of (and premium, if any, on) any of such Debt Securities (whether at maturity, upon redemption, upon acceleration or otherwise),
(c) the Company fails to deposit any sinking fund payment when due on any of such Debt Securities, (d) the Company defaults in the performance of, or breaches, any other covenant or warranty in respect of such Debt Securities and such default or breach continues for 90 days after written notice by the Trustee or the holders of at least 25% in principal amount of the outstanding Debt Securities of all series affected thereby, or (e) certain events of bankruptcy, insolvency or reorganization with respect to the Company have occurred and are continuing. (Section 5.1)

  If an Event of Default due to failure to pay the principal of, or interest or any sinking fund payment on, any series of Debt Securities or the breach of any other covenant or warranty of the Company applicable to less than all series of Debt Securities then outstanding has occurred and is continuing, either the Trustee or the holder or holders of 25% in principal amount of such Debt Securities then outstanding (each such series voting as a separate class) may declare the principal of all such Debt Securities and interest accrued thereon to be due and payable immediately. If an Event of Default due to default in the performance of any other covenant or agreement in the Indenture applicable to all outstanding Debt Securities or due to certain events of bankruptcy, insolvency and reorganization of the Company has occurred and is continuing, either the Trustee or the holder or holders of 25% in principal amount of all Debt Securities then outstanding (treated as one class) may declare the principal of all Debt Securities and interest accrued thereon to be due and payable immediately. The holders of a majority in principal amount of the Debt Securities of such series (or of all series, as the case may be) then outstanding may rescind such declaration if, prior to the entry of a judgment or decree with respect to such acceleration, the Company pays or deposits with the Trustee a sum sufficient to pay all matured installments of interest on the outstanding Debt Securities of such series (or of all the Securities, as the case may be) and all the principal of the Debt Securities of such series (or of all the Securities, as the case may be) that have become due otherwise than by acceleration and certain other expenses and if all other Events of Default under the Indenture have been cured, waived or otherwise remedied as permitted by the Indenture. In addition, prior to a declaration of the acceleration of the maturity of the Debt Securities of any series, the holders of a majority in aggregate principal amount of the outstanding Debt Securities of such series (or of all series, as the case may be) may waive past defaults or Events of Default (except a continuing default in payment of principal of (or premium, if any) or interest on the Debt Securities and except a default in respect of a covenant or provision which cannot be modified or amended without the consent of the holder of each Debt Security affected). (Sections 5.1 and 5.10)

  The holder or holders of a majority in principal amount of the outstanding Debt Securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, provided that such direction may not conflict with any rule of law or the Indenture. (Section 5.9) Before proceeding to exercise any right or power under the Indenture at the direction of such holder or holders, the Trustee is entitled to receive from such holder or holders reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with any such direction. (Section 5.6)

  The Company is required to furnish to the Trustee annually a statement of certain of its officers to the effect that, to the best of their knowledge, the Company is not in default in the performance of the terms of the Indenture or, if they have knowledge that the Company is in default, specifying such default. (Section 3.5)

  The Indenture requires the Trustee to give to all holders of outstanding Debt Securities of any series notice of any default by the Company with respect to that series, unless such default has been cured or waived; however, except in the case of a default in the payment of principal of (and premium, if any) or interest on any outstanding Debt Securities of that series, the Trustee is entitled to withhold such notice in the event that the board of directors, the executive committee or a trust committee of directors or certain officers of the Trustee in good faith determine that withholding such notice is in the interest of the holder or holders of the outstanding Debt Securities of that series.

Defeasance and Discharge

  The following defeasance provision will apply to the Offered Debt Securities unless the Prospectus Supplement provides otherwise.

  The Indenture provides that, unless the terms of any series of Debt Securities provide otherwise, the Company will be discharged from its obligations in respect of the Indenture and the outstanding Debt Securities of such series (including its obligation to comply with the provisions referred to under "Certain Restrictions," if applicable, but excluding certain other provisions thereof, such as the right of holders of Debt Securities of such series to receive payments of principal thereof and interest thereon on the original stated due dates (but not upon acceleration), and obligations to register the transfer or exchange of such outstanding Debt Securities and to replace stolen, lost or mutilated certificates), upon the irrevocable deposit, in trust, of cash or U.S. Government Obligations (as defined in the Indenture) which through the payment of interest and principal thereof in accordance with their terms will provide cash in an amount sufficient to pay any installment of principal of (and premium, if any) and interest on and mandatory sinking fund payments in respect of such outstanding Debt Securities on the stated maturity of such payments in accordance with the terms of the Indenture and such outstanding Debt Securities, provided that the Company has delivered to the Trustee an officers' certificate or an opinion of counsel to the effect that the Company has received from, or there has been published by, the Internal Revenue Service a ruling to the effect that such a discharge will not be a taxable event with respect to holders of the outstanding Debt Securities of such series and that certain other conditions are met. (Section 10.1)

Modification of the Indenture

  The Indenture provides that the Company and the Trustee may enter into supplemental indentures without the consent of the holders of Debt Securities to: (a) secure any Debt Securities, (b) evidence the assumption by a successor corporation of the obligations of the Company, (c) add covenants for the protection of the holders of Debt Securities, (d) cure any ambiguity or correct any inconsistency in the Indenture or to make other changes deemed desirable, so long as no such action adversely affects the holders of Debt Securities, (e) establish the form or terms of Debt Securities of any series, and (f) evidence the acceptance of appointment by a successor trustee. (Section 8.1)

  The Indenture also contains provisions permitting the Company and the Trustee, with the consent of the holder or holders of not less than a majority in principal amount of Debt Securities of all series then outstanding and affected (voting as one class), to add any provisions to, or change in any manner or eliminate any of the provisions of, the Indenture or modify in any manner the rights of the holder or holders of the Debt Securities of each series so affected, provided that the Company and the Trustee may not, without the consent of the holder of each outstanding Debt Security affected thereby,
(a) extend the stated maturity of the principal of any Debt Security, or reduce the principal amount thereof or reduce the rate or extend the time of payment of interest thereon, or reduce any amount payable on redemption thereof, or impair the right to institute suit for the enforcement of any such payment when due, or (b) reduce the percentage in principal amount of Debt Securities of any series the consent of the holder or holders of which is required for any such modification. (Section 8.2)

Consolidation, Merger, Conveyance or Transfer

  The Company may, without the consent of the Trustee or the holders of Debt Securities, consolidate or merge with, or convey, transfer or lease all or substantially all of its assets to any other entity, provided that any successor must be an entity organized under the laws of the United States of America or any state and must expressly assume all obligations of the Company under the Debt Securities and that certain other conditions must be met. Thereafter, except in the case of a lease, the Company will be relieved of all obligations thereunder. (Article Nine)

Applicable Law

  The Debt Securities and the Indenture will be governed by and construed in accordance with the laws of the State of New York. (Section 11.8)

Concerning the Trustee

  The Chase Manhattan Bank is the Trustee under the Indenture.

                        DESCRIPTION OF PREFERRED SHARES

  The following is a description of certain general terms and provisions of the preferred shares of the Company. The particular terms of any series of preferred shares will be set forth in the related Prospectus Supplement. If so indicated in a Prospectus Supplement, the terms of any such series may differ from the terms set forth below. The summary of the terms of the Company's preferred shares contained in this Prospectus and the relevant Prospectus Supplement does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Restated Articles of Incorporation and the statement regarding amendment of articles of incorporation relating to the applicable series of preferred shares (the "Statement"), which will be filed as an exhibit to or incorporated by reference in the Registration Statement of which this Prospectus is a part at the time of issuance of such series of preferred shares.

  The Company's Restated Articles of Incorporation authorizes the issuance of 7,000,000 preferred shares having a par value of $1.00 per share. The Board of Directors has the authority to divide the preferred shares into series, to designate for each series established such rights and preferences as voting rights, dividend rate, terms and conditions of redemption, amount payable upon liquidation, sinking fund provisions and terms and conditions of conversion, and to issue the shares so designated in such amounts and to such persons as they lawfully determine without further action by the Company's shareholders. Thus, the Board of Directors, without shareholder approval, could authorize the issuance of preferred shares with voting, conversion, and other rights that could adversely affect the voting power and other rights of holders of common shares or other series of preferred shares or that could have the effect of delaying, deferring or preventing a change in control of the Company. The aggregate amount payable upon liquidation may not exceed $350,000,000 with respect to all series of preferred shares. All preferred shares rank senior to common and preference share with respect to accrued dividends and assets available on liquidation. There are currently no series of preferred shares outstanding.

General

  Reference is made to the Prospectus Supplement for the following terms of and information relating to the preferred shares of any series (to the extent such terms are applicable to such preferred shares): (i) the specific designation, number of shares and purchase price; (ii) any liquidation preference per share; (iii) any date of maturity; (iv) any redemption, payment or sinking fund provisions; (v) any dividend rate or rates and the dates on which any such dividends will be payable (or the method by which such rates or dates will be determined); (vi) any voting rights; (vii) the currency or units based on or relating to currencies in which such preferred shares are denominated and/or payment will or may be payable; (viii) the methods by which amounts payable in respect of such preferred shares may be calculated and any commodities, currencies or indices, or value, rate or price, relevant to such calculation; (ix) the place or places where dividends and other payments on the preferred shares will be payable; (x) and any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions.

  The preferred shares offered hereby will be issued in one or more series. The preferred shares offered hereby will not be convertible or exchangeable into common shares of the Company or into securities convertible or exchangeable into common shares of the Company. The holders of preferred shares will have no preemptive rights. Preferred shares, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable. Neither the par value nor the liquidation preference is indicative of the price at which the preferred shares will actually trade on or after the date of issuance. All preferred shares will be of equal rank with each other, regardless of series.

Dividends

  Holders of preferred shares of each series will be entitled to receive, when and as declared by the Board of Directors of the Company out of funds legally available therefor, cumulative dividends at the rate determined by the Board of Directors for such series, and no more. Dividends on the preferred shares accrue on a daily basis from such date as may be fixed by the Board of Directors for any series. Unless dividends at the rate prescribed for each series of preferred shares have been declared and paid or set apart for payment in full on all outstanding preferred shares for all past dividend periods and the current dividend period, no dividends may be declared or paid upon any class of shares ranking as to dividends subordinate to the preferred shares, and no sum or sums may be set aside for the redemption of preferred shares of any series (including any sinking fund payment therefor) or for the purchase, redemption (including any sinking fund payment therefor) or other acquisition for value of any class or series of shares ranking as to dividends or assets on a parity with or subordinated to any such series of preferred shares. Accrued and unpaid dividends on the preferred shares will not bear interest.

Redemption

  The terms, if any, on which preferred shares of any series may be redeemed will be set forth in the related Prospectus Supplement.

  If fewer than all of the outstanding preferred shares of any series are to be redeemed, the number of shares of such series and the method of effecting such redemption, whether by lot or pro rata, will be as determined by the Company (with adjustment to avoid redemption of fractional shares).

Liquidation

  In the event of voluntary or involuntary liquidation of the Company, before any distribution of assets may be made to the holders of any class of shares ranking as to assets subordinate to the preferred shares, the holders of the preferred shares of each series will be entitled to receive out of the assets of the Company available for distribution to its shareholders the sum of the liquidation preference for such series and the amount per share equal to all accrued and unpaid dividends thereon. Neither the consolidation nor merger of the Company with or into any other corporation or corporations, the sale or lease of all or substantially all of the assets of the Company, nor the merger or consolidation of any other corporation into and with the Company, will be deemed to be a voluntary or involuntary liquidation.

Voting

  The preferred shares of a series will not be entitled to vote, except as provided below or in the applicable Prospectus Supplement and as required by applicable law. Unless otherwise indicated in the Prospectus Supplement relating to a series of preferred shares, each series of shares will be entitled to one vote on matters which holders of such series are entitled to vote. Notwithstanding the foregoing, the Company may not alter certain rights and preferences of a series of preferred shares without the affirmative vote of the holders of at least two-thirds of the shares of such affected series. Whenever dividends on the preferred shares are in arrears in an aggregate amount equal to six quarterly dividend periods, then the holders of preferred shares, voting as a class, will be entitled to elect two additional directors beyond the number specified in the bylaws to be elected by all shareholders and beyond the number that may be elected by the holders of the preference shares.

Transfer Agent and Registrar

  The Transfer Agent and Registrar for the preferred shares is ChaseMellon Shareholder Services.

                       DESCRIPTION OF PREFERENCE SHARES

  The following is a description of certain general terms and provisions of the preference shares of the Company. The particular terms of any series of preference shares will be set forth in the related Prospectus Supplement. If so indicated in a Prospectus Supplement, the terms of any such series may differ from the terms set forth below. The summary of the terms of the Company's preference shares contained in this Prospectus and the relevant Prospectus Supplement does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Restated Articles of Incorporation and the statement regarding amendment of articles of incorporation relating to the applicable series of preference shares (the "Statement"), which will be filed as an exhibit to or incorporated by reference in the Registration Statement of which this Prospectus is a part at the time of issuance of such series of preference shares.

  The Company's Restated Articles of Incorporation authorizes the issuance of 40,000,000 preference shares having a par value of $1.00 per share. The Board of Directors has the authority to divide the preference shares into series, to designate for each series established such rights and preferences as voting rights, dividend rate, terms and conditions of redemption, amount payable upon liquidation, sinking fund provisions and terms and conditions of conversions, and to issue the shares so designated in such amounts and to such persons as they lawfully determine without further action by the Company's shareholders. Thus, the Board of Directors, without shareholder approval, could authorize the issuance of preference shares with voting, conversion, and other rights that could adversely affect the voting power and other rights of holders of common shares or other series of preferred or preference shares or that could have the effect of delaying, deferring or preventing a change in control of the Company. The aggregate amount payable upon liquidation of all series of preference shares is unlimited. All preference shares rank senior to common shares but subordinate to the preferred shares with respect to accrued dividends and assets available on liquidation.

General

  Reference is made to the Prospectus Supplement for the following terms of and information relating to the preference shares of any series (to the extent such terms are applicable to such preference shares): (i) the specific designation, number of shares and purchase price; (ii) any liquidation preference per share; (iii) any date of maturity; (iv) any redemption, payment or sinking fund provisions; (v) any dividend rate or rates and the dates on which any such dividends will be payable (or the method by which such rates or dates will be determined); (vi) any voting rights; (vii) the currency or units based on or relating to currencies in which such preference shares are denominated and/or payments will or may be payable; (viii) the methods by which amounts payable in respect of such preference shares may be calculated and any commodities, currencies or indices, or value, rate or price, relevant to such calculation; (ix) the place or places where dividends and other payments on the preference shares will be payable; (x) and any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions.

  The preference shares offered hereby will be issued in one or more series. The preference shares offered hereby will not be convertible or exchangeable into common shares of the Company or into securities convertible or exchangeable into common shares of the Company. The holders of preference shares will have no preemptive rights. Preference shares, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable. Neither the par value nor the liquidation preference is indicative of the price at which the preference shares will actually trade on or after the date of issuance. All preference shares will be of equal rank with each other, regardless of series.

Dividends

  Holders of preference shares of each series will be entitled to receive, when and as declared by the Board of Directors of the Company out of funds legally available therefor, cumulative dividends at the rate determined by the Board of Directors for such series, and no more. Dividends on the preference shares accrue on a daily basis from such date as may be fixed by the Board of Directors for any series. Unless dividends at the rate prescribed for each series of preferred shares have been declared and paid or set apart for payment in full on all outstanding preferred shares for all past dividend periods and the current dividend period, no dividends may be declared or paid upon any class of shares ranking as to dividends subordinate to the preferred shares, and no sum or sums may be set aside for the redemption of preferred shares of any series (including any sinking fund payment therefor) or for the purchase, redemption (including any sinking fund payment therefor) or other acquisition for value of any class or series of shares ranking as to dividends or assets on a parity with or subordinate to any such series of preferred shares. Unless dividends at the rate prescribed for each series of preference shares have been declared and paid or set apart for the payment in full on all outstanding preference shares for all past dividend periods and the current dividend period, no dividends may be declared or paid upon any class of shares ranking as to dividends subordinate to the preference shares, and no sum or sums may be set aside for the redemption of preference shares of any series (including any sinking fund payment therefor) or for the purchase, redemption (including any sinking fund payment therefor) or other acquisition for value of any class or series of shares ranking as to dividends or assets on a parity with or subordinate to any series of preference shares. Accrued and unpaid dividends on the preference shares will not bear interest.

Redemption

  The terms, if any, on which preference shares of any series may be redeemed will be set forth in the related Prospectus Supplement.

  If fewer than all of the outstanding preference shares of any series are to be redeemed, the number of shares of such series and the method of effecting such redemption, whether by lot or pro rata, will be as determined by the Company (with adjustment to avoid redemption of fractional shares).

Liquidation

  In the event of voluntary or involuntary liquidation of the Company, before any distribution of assets may be made to the holders of any class of shares ranking as to assets subordinate to the preference shares, the holders of the preference shares of each series will be entitled to receive out of the assets of the Company available for distribution to its shareholders the sum of the liquidation preference for such series and the amount per share equal to all accrued and unpaid dividends thereon, but the holders of the preference shares will not be entitled to receive the liquidation price of such shares until the liquidation price of the preferred shares at the time outstanding shall have been paid in full. The holders of all series of preference shares are entitled to share ratably, in accordance with the respective amounts payable thereon, in any such distribution which is not sufficient to pay in full the aggregate amounts payable thereon. After payment in full of the liquidation price of the preference shares the holders of such shares are not entitled to any further participation in any distribution of assets by the Company. Neither the consolidation nor merger of the Company with or into any other corporation or corporations, the sale or lease of all or substantially all of the assets of the Company, nor the merger or consolidation of any other corporation into and with the Company, will be deemed to be a voluntary or involuntary liquidation.

Voting

  The preference shares of a series will not be entitled to vote, except as provided below or in the applicable Prospectus Supplement and as required by applicable law. Unless otherwise indicated in the Prospectus Supplement relating to a series of preference shares, each series of shares will be entitled to one vote on matters which holders of such series are entitled to vote. Notwithstanding the foregoing, the Company may not alter certain rights and preferences of a series of preference shares without the affirmative vote of the holders of at least two-thirds of the shares of such affected series. Whenever dividends on the preference shares are in arrears in an aggregate amount equal to six quarterly dividend periods, then the holders of preference shares, voting as a class, will be entitled to elect two additional directors beyond the number specified in the bylaws to be elected by all shareholders and beyond the number that may be elected by the holders of the preferred shares.

Transfer Agent and Registrar

  The transfer agent and registrar for the preference shares is ChaseMellon Shareholder Services.

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

                             PLAN OF DISTRIBUTION

  The Company may sell Offered Securities (i) through agents, (ii) through underwriters, (iii) through dealers or (iv) directly to purchasers (through a specific bidding or auction process or otherwise).

  Securities may be offered and sold through agents designated by the Company from time to time. Any such agent involved in the offer or sale of the Offered Securities will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment. Any such agent may be deemed to be an underwriter, as that term is defined in the Securities Act of 1933, as amended (the "1933 Act"), of the Securities so offered and sold. Agents may be entitled under agreements that may be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the 1933 Act, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

  If an underwriter or underwriters are utilized in the sale of Offered Securities, the Company will execute an underwriting agreement with such underwriter or underwriters at the time an agreement for such sale is reached, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transaction, including compensation of the underwriters and dealers, if any, will be set forth in the Prospectus Supplement, which will be used by the underwriters to make resales of Offered Securities. The underwriters may be entitled, under the relevant underwriting agreement, to indemnification by the Company against certain liabilities, including liabilities under the 1933 Act. Morgan Stanley & Co. Incorporated and/or Goldman, Sachs & Co. and/or other underwriters named in the Prospectus Supplement may act as managing underwriter with respect to an offering of Securities effected through underwriters. Only underwriters named in the Prospectus Supplement are deemed to be underwriters in connection with the Offered Securities and if Morgan Stanley & Co. Incorporated or Goldman, Sachs & Co. is not named in the Prospectus Supplement, it will not be a party to the underwriting agreement relating to such Securities, will not be purchasing any such Securities from the Company in connection with such offering and will have no direct or indirect participation in the underwriting of such Securities, although it may participate in the distribution of such Securities under circumstances where it may be entitled to a dealer's commission.

  If a dealer is utilized in the sale of Offered Securities, the Company will sell such Securities to the dealer, as principal. The dealer may then resell such Securities to the public at varying prices to be determined by such dealer at the time of resale. Dealers may be entitled, under agreements which may be entered into with the Company, to indemnification by the Company against certain liabilities, including liabilities under the 1933 Act. The name of the dealer and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

  In order to facilitate the offering of the Securities the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Securities, or any other securities the prices of which may be used to determine payments on such Securities. Specifically, the underwriters may overallot in connection with the offering, creating a short position in the Securities for their own accounts. In addition, to cover overallotments or to stabilize the price of the Securities or of any such other securities, the underwriters may bid for, and purchase, the Securities or any such other securities in the open market. Finally, in any offering of the Securities through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Securities in the offering if the syndicate repurchases previously distributed Securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Securities above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

  Offers to purchase Securities may be solicited directly by the Company and sales thereof may be made by the Company directly to institutional investors or others. The terms of any such sales, including the terms of any bidding or auction process, if utilized, will be described in the Prospectus Supplement relating thereto.

  If so indicated in the Prospectus Supplement, the Company will authorize agents and underwriters to solicit offers by certain institutions to purchase Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date stated in the Prospectus Supplement. Each Contract will be for an amount not less than, and unless the Company otherwise agrees the aggregate principal amount of Securities sold pursuant to Contracts will be not less nor more than, the respective amounts stated in the Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions but in all cases must be approved by the Company. Contracts will not be subject to any conditions except that any related sale of Securities covered by its Contract may not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject. A commission indicated in the Prospectus Supplement will be paid to underwriters and agents soliciting purchases of Securities pursuant to Contracts accepted by the Company.

  The place and time of delivery of Offered Securities are set forth in the accompanying Prospectus Supplement.

                                LEGAL OPINIONS

  The validity of the Offered Securities will be passed upon for the Company by Claire S. Grace, Esq., Assistant General Counsel of the Company.

                                    EXPERTS

  The financial statements and schedules incorporated herein by reference to the Company's Annual Report on Form 10-K for the year ended December 29, 1996 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

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